Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-5201

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Fourth Quarter and Fiscal Year 2017 Unaudited Financial Results

(Beijing - February 7, 2018) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

Fourth Quarter 2017 Financial Highlights

•                  Net revenues were RMB14.6 billion (US$2.2 billion), an increase of 20.7% compared with the fourth quarter of 2016.

•                  Online game services net revenues were RMB8.0 billion (US$1.2 billion), a decrease of 10.7% compared with the fourth quarter of 2016.

•                  E-commerce net revenues were RMB4.7 billion (US$715.3 million), an increase of 175.2% compared with the fourth quarter of 2016.

•                  Advertising services net revenues were RMB736.6 million (US$113.2 million), an increase of 10.8% compared with the fourth quarter of 2016.

•                  E-mail and others net revenues were RMB1.2 billion (US$186.4 million), an increase of 54.8% compared with the fourth quarter of 2016.

•                  Gross profit was RMB5.7 billion (US$882.9 million), a decrease of 11.1% compared with the fourth quarter of 2016.

•                  Total operating expenses were RMB4.3 billion (US$663.6 million), an increase of 66.3% compared with the fourth quarter of 2016.

•                  Net income attributable to the Company’s shareholders was RMB1.3 billion (US$197.6 million). Non-GAAP net income attributable to the Company’s shareholders was RMB1.9 billion (US$288.8 million).  [1]

•                  Diluted earnings per ADS were US$1.49; non-GAAP diluted earnings per ADS were US$2.18.

Fourth Quarter 2017 and Recent 2018 Operational Highlights

•                  Strengthened leading mobile portfolio, launched new self-developed hit mobile titles across global audiences including:

•                  Knives Out: Accumulated over 100 million registered users to date and has been recommended by Google Play Store in over 10 countries since its launch in November 2017.

•                  Terminator 2: Judgment Day: Accumulated over 80 million registered users to date, and the global release of Rules of Survival, has been ranked as one of the most popular games on the iOS platform and Google Play Store across multiple countries, including the U.S market, since its launch in November 2017.

•                  Popular games such as Japanese-themed RPG Forever 7 launched in November 2017 and highly-anticipated MMORPG Chu Liuxiang launched in January 2018.

•                  Successfully introduced Mojang’s Minecraft in China across all platforms with early monetization progressing well.

•                  Invigorated the popularity of Onmyoji and expanded its international reach with the release of a new content update, successful launch in Thailand in November 2017 and introduction of a new MOBA version in January 2018, which was well-received by players.

•                  Reinforced strength of flagship titles with stable performances from self-developed games such as PC-client game Fantasy Westward Journey Online and mobile game Invincible.

•                  Progressed pipeline diversification strategy with upcoming games including asymmetrical battle arena game Identity V, RPG Sky and 2.5D casual battle arena game Alive.

“2017 marked another year of progress with growth across each of our core business segments year-over-year. Our total net revenues for the year increased by 41.7% as we brought a number of new blockbuster online games to audiences across the globe, considerably scaled our e-commerce business and further grew our landmark advertising services and e-mail and others business lines,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “For the fourth quarter, our total net revenues continued to grow year-over-year and quarter-over-quarter. Although a few mobile titles such as Onmyoji and the mobile version of New Ghost experienced a decline, we have introduced new content for these games to attract players. During the fourth quarter, we held substantial promotions to support the successful launch of our new battle arena games Knives Out, Terminator 2: Judgment Day and Rules of Survival. We also made additional investments to further scale our thriving e-commerce businesses. We believe these strategic investments provide us with extended reach and momentum to support our future long-term growth.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses and impairment on long-term investment of available-for-sale securities. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“Our business remains strong and our 2018 initiatives to bring exciting new titles to our robust and diverse portfolio of self-developed games are well underway. To expand our reach, we will also seek partnerships with other industry leaders to bring mobile and PC-client games to audiences worldwide. Our e-commerce businesses and advertising services are also thriving, with e-commerce accounting for approximately 22% of our total net revenues in 2017. We will continue to expand our Kaola.com and Yanxuan e-commerce platforms in 2018 along with our other business segments where we see opportunities to generate value for our shareholders, as well as serve and grow our community of users by providing best-in-class online content and services,” Mr. Ding concluded.

Change in Segment Reporting

Effective as of December 31, 2017, the Company changed its segment disclosure to separately report the financial results of its e-commerce business in light of the significant growth of the revenue contribution from e-commerce to the Company’s total consolidated net revenues in 2017. This segment primarily reflects the results of NetEase’s two e-commerce platforms, Kaola.com and Yanxuan, which were established in January 2015 and April 2016, respectively. The Company now reports four reporting segments: online game services, e-commerce, advertising services, and e-mail and others. This change in segment reporting aligns with the manner in which the Company’s operating decision maker (“CODM”) currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of income or consolidated statements of cash flows. The Company retrospectively revised prior period segment information to conform to current period presentation.

Fourth Quarter 2017 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2017 were RMB14,607.6 million (US$2,245.2 million), compared to RMB12,477.8 million and RMB12,099.0 million for the preceding quarter and the fourth quarter of 2016, respectively.

Net revenues from online games were RMB8,004.4 million (US$1,230.2 million) for the fourth quarter of 2017, compared to RMB8,111.7 million and RMB8,959.1 million for the preceding quarter and the fourth quarter of 2016, respectively. Mobile games accounted for approximately 68.0% of net revenues from online games for the fourth quarter of 2017, compared to 68.3% and 64.4% for the preceding quarter and the fourth quarter of 2016, respectively.

Net revenues from e-commerce were RMB4,653.7 million (US$715.3 million) for the fourth quarter of 2017, compared to RMB2,667.5 million and RMB1,691.2 million for the preceding quarter and the fourth quarter of 2016, respectively.

Net revenues from advertising services were RMB736.6 million (US$113.2 million) for the fourth quarter of 2017, compared to RMB631.4 million and RMB664.8 million for the preceding quarter and the fourth quarter of 2016, respectively. The top performing advertising verticals in the fourth quarter of 2017 were automobile, internet services and real estate sectors.

Net revenues from e-mail and others were RMB1,213.0 million (US$186.4 million) for the fourth quarter of 2017, compared to RMB1,067.2 million and RMB783.8 million for the preceding quarter and the fourth quarter of 2016, respectively.

Gross Profit/ (Loss)

Gross profit for the fourth quarter of 2017 was RMB5,744.6 million (US$882.9 million), compared to RMB5,947.6 million and RMB6,463.3 million for the preceding quarter and the fourth quarter of 2016, respectively.

The year-over-year and quarter-over-quarter decreases in online game services gross profit were primarily due to decreased revenue contribution from self-developed mobile games such as Onmyoji.

The year-over-year and quarter-over-quarter increases in e-commerce gross profit were primarily due to the rapid development of Kaola.com and Yanxuan.

The year-over-year and quarter-over-quarter increases in advertising services gross profit were primarily due to NetEase’s enhanced monetization efforts and better economies of scale.

The year-over-year and quarter-over-quarter decreases in e-mail and others gross profit were primarily due to decreased revenue contribution from certain online platform businesses, which have relatively higher margins, as well as the one-off recognition of expense related to certain copyrights in the fourth quarter of 2017.

Gross Profit/ (Loss) Margin

Gross profit margin for online game services for the fourth quarter of 2017 was 61.4%, compared to 62.5% and 60.7% for the preceding quarter and the fourth quarter of 2016, respectively. The year-over-year increase in gross profit margin was mainly due to the one-off recognition of certain royalty expenses related to licensed games in the fourth quarter of 2016, which was partially offset by increased staff-related costs. The quarter-over-quarter decrease in gross profit margins was mainly due to increased staff-related costs.

Gross profit margin for e-commerce for the fourth quarter of 2017 was 7.4%, compared to 11.5% and 12.5% for the preceding quarter and the fourth quarter of 2016, respectively. The year-over-year and quarter-over-quarter decreases in e-commerce gross profit margin were primarily due to the larger-scale promotions and certain sales discounts in the fourth quarter of 2017, such as Singles Day on November 11, 2017.

Gross profit margin for advertising services for the fourth quarter of 2017 was 71.2%, compared to 68.0% and 66.5% for the preceding quarter and the fourth quarter of 2016, respectively. The year-over-year and quarter-over-quarter increases in gross profit margin were mainly due to NetEase’s enhanced monetization efforts and better economies of scale.

Gross loss margin for e-mail and others for the fourth quarter of 2017 was 3.3%, compared to gross profit margin of 13.1% and 46.9% for the preceding quarter and the fourth quarter of 2016, respectively. The year-over-year and quarter-over-quarter decreases in gross margin were primarily due to the decreased revenue contribution from certain online platform businesses, which have relatively higher gross profit margins, as well as the one-off recognition of expense related to certain copyrights in the fourth quarter of 2017.

Operating Expenses

Total operating expenses for the fourth quarter of 2017 were RMB4,317.8 million (US$663.6 million), compared to RMB3,397.9 million and RMB2,596.6 million for the preceding quarter and the fourth quarter of 2016, respectively. The year-over-year and quarter-over-quarter increases in operating expenses were mainly due to increased selling and marketing expenses and research and development investments, and higher staff-related costs, as well as increased operating expenses related to NetEase’s e-commerce businesses. Shipping and handling costs included in selling and marketing expenses for the fourth quarter of 2017 were RMB393.3 million (US$60.4 million), compared to RMB294.8 million and RMB177.2 million for the preceding quarter and the fourth quarter of 2016, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB290.4 million (US$44.6 million) for the fourth quarter of 2017, compared to RMB225.5 million and RMB882.0 million for the preceding quarter and the fourth quarter of 2016, respectively. The effective tax rate for the fourth quarter of 2017 was 18.2%, compared to 8.1% and 19.2% for the preceding quarter and the fourth quarter of 2016, respectively. The changes in the effective tax rate were mainly due to the fact that certain subsidiaries of the Company were recognized as Key Software Enterprises in the third quarter and fourth quarter of 2017, and subject to a preferential tax rate of 10% for 2016. The Company recognized related tax credits in the third quarter and fourth quarter of 2017 accordingly.

Net Income After Tax

Net income attributable to the Company’s shareholders for the fourth quarter of 2017 totaled RMB1.3 billion (US$197.6 million), compared to RMB2.5 billion and RMB3.7 billion for the preceding quarter and the fourth quarter of 2016, respectively. Non-GAAP net income attributable to the Company’s shareholders for the fourth quarter of 2017 totaled RMB1.9 billion (US$288.8 million), compared to RMB3.0 billion and RMB4.0 billion for the preceding quarter and the fourth quarter of 2016, respectively.

During the fourth quarter of 2017, the Company had a net foreign exchange loss of RMB159.1 million (US$24.5 million), compared to a net foreign exchange loss of RMB109.9 million and a net foreign exchange gain of RMB90.5 million for the preceding quarter and the fourth quarter of 2016, respectively. The year-over-year and quarter-over-quarter changes in foreign exchange gains and losses were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$1.50 and US$1.49, respectively, for the fourth quarter of 2017. The Company reported basic and diluted earnings per ADS of US$2.95 and US$2.93, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$4.31 and US$4.28, respectively, for the fourth quarter of 2016. Non-GAAP basic and diluted earnings per ADS were US$2.20 and US$2.18, respectively, for the fourth quarter of 2017, compared to non-GAAP basic and diluted earnings per ADS of US$3.53 and US$3.50, respectively, for the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$4.63 and US$4.59, respectively, for the fourth quarter of 2016.

Fiscal Year 2017 Financial Results

Net Revenues

Total net revenues for fiscal year 2017 were RMB54.1 billion (US$8.3 billion), compared to RMB38.2 billion for the preceding fiscal year.

Net revenues from online games were RMB36.3 billion (US$5.6 billion) for fiscal year 2017, compared to RMB28.0 billion for the preceding fiscal year. Mobile games accounted for approximately 70.8% of net revenues from online games for fiscal year 2017, compared to 61.9% for the preceding fiscal year.

Net revenues from e-commerce were RMB11.7 billion (US$1.8 billion) for fiscal year 2017, compared to RMB4.5 billion for the preceding fiscal year.

Net revenues from advertising services were RMB2.4 billion (US$370.2 million) for fiscal year 2017, compared to RMB2.2 billion for the preceding fiscal year. The top performing advertising verticals in 2017 were automobile, internet services and real estate sectors.

Net revenues from e-mail and others were RMB3.7 billion (US$575.0 million) for fiscal year 2017, compared to RMB3.5 billion for the preceding fiscal year.

Gross Profit

Gross profit for fiscal year 2017 was RMB25.9 billion (US$4.0 billion), compared to RMB21.7 billion for the preceding fiscal year.

The increase in online game services gross profit in 2017 was primarily attributable to increased revenue contribution from the Company’s self-developed mobile games such as Onmyoji and the mobile version of New Ghost.

The increase in e-commerce gross profit in 2017 was primarily due to business development of Kaola.com and Yanxuan.

The increase in advertising services gross profit in 2017 was due to NetEase’s enhanced monetization efforts and better economies of scale.

The decrease in e-mail and others gross profit in 2017 was primarily due to the decreased revenue contribution from certain online platform businesses, which have relatively higher margins, as well as the one-off recognition of expense related to certain copyrights in the fourth quarter of 2017.

Operating Expenses

Total operating expenses for fiscal year 2017 were RMB13.8 billion (US$2.1 billion), compared to RMB9.0 billion for the preceding fiscal year. The increase in operating expenses in 2017 was primarily due to increased selling and marketing expenses and research and development investments, and higher staff-related costs, as well as increased operating expenses related to NetEase’s e-commerce businesses. Shipping and handling costs included in selling and marketing expenses for fiscal year 2017 were RMB1,182.7 million (US$181.8 million), compared to RMB503.0 million for the preceding fiscal year.

Income Taxes

The Company recorded a net income tax charge of RMB2.2 billion (US$332.3 million) and RMB2.1 billion for fiscal years 2017 and 2016, respectively. The effective tax rate was 16.6% for fiscal year 2017, compared to 15.1% for fiscal year 2016. The changes in the effective tax rate were mainly due to the higher withholding tax recorded for fiscal year 2017.

Net Income After Tax

Net income attributable to the Company’s shareholders for fiscal year 2017 totaled RMB10.7 billion (US$1.6 billion), compared to RMB11.6 billion for the preceding fiscal year. Non-GAAP net income attributable to the Company’s shareholders for fiscal year 2017 totaled RMB12.7 billion (US$2.0 billion), compared to RMB12.9 billion for fiscal year 2016.

For fiscal year 2017, the Company reported a net foreign exchange loss of RMB448.8 million (US$69.0 million), compared to a net foreign exchange gain of RMB146.5 million for the preceding fiscal year. The changes in foreign exchange gains and losses were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

NetEase reported basic and diluted earnings per ADS of US$12.50 and US$12.41, respectively, for fiscal year 2017, and basic and diluted earnings per ADS of US$13.59 and US$13.48, respectively, for fiscal year 2016. Non-GAAP basic and diluted earnings per ADS were US$14.85 and US$14.73, respectively, for fiscal year 2017, compared to non-GAAP basic and diluted earnings per ADS of US$15.06 and US$14.94, respectively, for fiscal year 2016.

Quarterly Dividend

The board of directors has approved a dividend of US$0.38 per ADS for the fourth quarter of 2017, which is expected to be paid on March 2, 2018 to shareholders of record as of the close of business on February 23, 2018.

NetEase paid dividends of US$1.08 per ADS for the first quarter of 2017 on June 2, 2017, US$0.83 per ADS for the second quarter of 2017 on September 1, 2017 and US$0.72 per ADS for the third quarter of 2017 on December 8, 2017, respectively.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of December 31, 2017, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB43.2 billion (US$6.6 billion), compared to RMB36.9 billion as of December 31, 2016. Cash flow generated from operating activities was RMB11.9 billion (US$1.8 billion) for fiscal year 2017, compared to RMB15.5 billion for the preceding fiscal year.

Share Repurchase Program

On November 15, 2016, the Company announced that its board of directors approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months. As of November 14, 2017, the last day of such program, the Company had repurchased approximately 1.1 million ADSs for approximately US$306.1 million under this program.

On November 15, 2017, the Company announced that its board of directors has approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on November 16, 2017. As of December 31, 2017, no ADS were repurchased under this program.

Under the terms of the current approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (SEC) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1.  The extent to which NetEase repurchases its ADSs will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by NetEase’s management team. The repurchase program may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.5063 on December 29, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 29, 2017, or at any other certain date. The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2017 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2017.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, February 7, 2018 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, February 8, 2018). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-800-281-7973 (international: 1-323-794-2093), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 3213566#. The replay will be available through February 21, 2018.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, e-commerce businesses, advertising services and e-mail services. In partnership with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that NetEase’s affiliates will not be able to continue operating Minecraft, World of Warcraft®, StarCraft® II, Hearthstone®, Diablo® III: Reaper of Souls™, Heroes of the Storm®, Overwatch® or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce businesses may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce businesses and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses and impairment on long-term investment of available-for-sale securities. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses and impairment on long-term investment of available-for-sale securities, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses and impairment on long-term investment of available-for-sale securities have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	December 31,	December 31,
	2016	2017	2017
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	5,439,499	2,764,140	424,841
Time deposits	19,361,098	30,603,369	4,703,652
Restricted cash	3,473,273	5,926,906	910,949
Accounts receivable, net	4,251,297	3,619,725	556,342
Inventories,net	1,578,130	5,474,929	841,481
Prepayments and other current assets	3,697,952	3,816,028	586,514
Short-term investments	11,582,116	9,742,663	1,497,420
Total current assets	49,383,365	61,947,760	9,521,199

Non-current assets:
Property, equipment and software, net	2,419,510	3,769,326	579,335
Land use right, net	588,887	593,279	91,185
Deferred tax assets *	560,323	823,495	126,569
Time deposits	550,000	100,000	15,370
Restricted cash	2,060,000	200	31
Other long-term assets	2,469,775	3,797,355	583,641
Total non-current assets	8,648,495	9,083,655	1,396,131
Total assets	58,031,860	71,031,415	10,917,330

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	1,396,187	2,442,531	375,410
Salary and welfare payables	1,491,448	2,189,110	336,460
Taxes payable	1,722,501	1,564,692	240,489
Short-term loans	3,815,691	6,623,502	1,018,014
Deferred revenue	7,531,238	6,237,969	958,758
Accrued liabilities and other payables	3,219,419	4,692,310	721,195
Total current liabilities	19,176,484	23,750,114	3,650,326

Long-term payable:
Deferred tax liabilities *	392,235	213,215	32,771
Other long-term payable	200	18,250	2,805
Total liabilities	19,568,919	23,981,579	3,685,902

Redeemable noncontrolling interests	—	614,696	94,477

Total NetEase, Inc.’s equity	38,191,081	45,732,007	7,028,881
Noncontrolling interests	271,860	703,133	108,070
Total shareholders’ equity	38,462,941	46,435,140	7,136,951

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	58,031,860	71,031,415	10,917,330

The accompanying notes are an integral part of this press release.

*In 2017, the Company adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets (“DTA”) and deferred tax liabilities (“DTL”) as non-current in the balance sheets.  Pursuant to the guidance, the Company retrospectively reclassified current DTA and current DTL to non-current assets and to non-current liabilities, respectively, in the consolidated balance sheet as of December 31, 2016.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)

Net revenues	12,099,020	12,477,789	14,607,636	2,245,152	38,178,844	54,102,019	8,315,328

Cost of revenues	(5,635,741)	(6,530,214)	(8,863,025)	(1,362,223)	(16,515,032)	(28,189,326)	(4,332,620)

Gross profit	6,463,279	5,947,575	5,744,611	882,929	21,663,812	25,912,693	3,982,708

Selling and marketing expenses	(1,255,331)	(1,645,829)	(2,397,214)	(368,444)	(4,481,815)	(6,957,596)	(1,069,362)
General and administrative expenses	(464,149)	(599,116)	(678,370)	(104,264)	(1,506,154)	(2,429,858)	(373,462)
Research and development expenses	(877,119)	(1,152,941)	(1,242,213)	(190,925)	(3,046,979)	(4,371,428)	(671,876)
Total operating expenses	(2,596,599)	(3,397,886)	(4,317,797)	(663,633)	(9,034,948)	(13,758,882)	(2,114,700)

Operating profit	3,866,680	2,549,689	1,426,814	219,296	12,628,864	12,153,811	1,868,008
Other income:
Investment income, net	291,960	117,746	96,030	14,760	200,333	362,113	55,656
Interest income, net	125,335	164,684	190,733	29,315	541,969	667,323	102,566
Exchange gains/ (losses), net	90,461	(109,891)	(159,106)	(24,454)	146,510	(448,827)	(68,983)
Other, net	219,188	44,876	37,814	5,812	377,685	277,080	42,586

Net income before tax	4,593,624	2,767,104	1,592,285	244,729	13,895,361	13,011,500	1,999,833
Income tax	(882,018)	(225,494)	(290,372)	(44,629)	(2,102,498)	(2,162,363)	(332,349)

Net income after tax	3,711,606	2,541,610	1,301,913	200,100	11,792,863	10,849,137	1,667,484
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(28,506)	(14,161)	(16,300)	(2,505)	(188,343)	(141,198)	(21,702)
Net income attributable to the Company’s shareholders	3,683,100	2,527,449	1,285,613	197,595	11,604,520	10,707,939	1,645,782

Basic earnings per share	1.12	0.77	0.39	0.06	3.54	3.25	0.50
Basic earnings per ADS	28.06	19.18	9.79	1.50	88.40	81.36	12.50
Diluted earnings per share	1.11	0.76	0.39	0.06	3.51	3.23	0.50
Diluted earnings per ADS	27.82	19.05	9.71	1.49	87.72	80.74	12.41

Weighted average number of ordinary shares outstanding, basic	3,281,411	3,294,167	3,284,028	3,284,028	3,281,729	3,290,312	3,290,312
Weighted average number of ADS outstanding, basic	131,256	131,767	131,361	131,361	131,269	131,612	131,612
Weighted average number of ordinary shares outstanding, diluted	3,310,275	3,317,373	3,310,586	3,310,586	3,307,109	3,315,478	3,315,478
Weighted average number of ADS outstanding, diluted	132,411	132,695	132,423	132,423	132,284	132,619	132,619

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	3,711,606	2,541,610	1,301,913	200,100	11,792,863	10,849,137	1,667,484
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	96,653	210,791	274,298	42,159	327,515	801,804	123,235
Impairment loss for investments	12,247	18,337	14,000	2,152	278,906	58,537	8,997
Share-based compensation cost	273,975	497,460	593,301	91,188	990,131	2,004,263	308,050
(Reversal of)/ allowance for provision for doubtful debts	(2,398)	17,784	28,914	4,444	9,952	60,826	9,349
Losses/ (gains) on disposal of property, equipment and software	46	(174)	5,118	787	1,276	5,072	780
Unrealized exchange (gains)/ losses	(77,989)	118,646	155,511	23,902	(166,638)	437,868	67,299
Gain on disposal of long-term investments	(234,050)	—	—	—	(234,050)	(9,595)	(1,475)
Deferred income taxes	(14,874)	(180,849)	(83,865)	(12,890)	66,676	(438,043)	(67,326)
Net equity share of loss/ (gains) from associated companies	36,050	(2,180)	(20,849)	(3,204)	85,813	12,232	1,880
Fair value changes of short-term investments	(95,697)	(112,996)	(81,546)	(12,533)	(304,605)	(389,793)	(59,910)
Changes in operating assets and liabilities:
Accounts receivable	(1,586,524)	125,160	(391,603)	(60,188)	(1,646,885)	565,228	86,874
Prepayments and other current assets	(968,609)	(1,141,181)	(655,332)	(100,723)	(1,824,362)	(4,013,039)	(616,793)
Accounts payable	517,861	191,847	403,973	62,090	604,089	1,100,787	169,188
Salary and welfare payables	704,875	(177,525)	805,435	123,793	570,466	700,479	107,662
Taxes payable	667,002	(577,588)	594,408	91,359	986,390	(155,904)	(23,962)
Deferred revenue	2,004,605	53,034	73,352	11,274	2,879,489	(1,291,890)	(198,560)
Accrued liabilities and other payables	333,967	73,080	864,426	132,860	1,071,240	1,591,269	244,574
Net cash provided by operating activities	5,378,746	1,655,256	3,881,454	596,570	15,488,266	11,889,238	1,827,346

Cash flows from investing activities:
Purchase of property, equipment and software	(463,794)	(512,359)	(572,115)	(87,932)	(1,135,533)	(1,842,933)	(283,254)
Proceeds from sale of property, equipment and software	83	465	1,187	182	2,064	4,425	680
Purchase of other intangible assets	(2,005)	—	—	—	(4,434)	(25)	(4)
Purchase of land use right	—	(6,488)	—	—	(60)	(6,488)	(997)
Net change in short-term investments with terms of three months or less	(2,661,702)	1,943,208	(3,119,511)	(479,460)	(3,704,332)	(895,298)	(137,605)
Purchase of short-term investments	(2,000,000)	(1,865,000)	(1,235,000)	(189,816)	(12,439,000)	(12,491,000)	(1,919,832)
Proceeds from maturities of short-term investments	3,890,560	4,851,772	2,656,842	408,349	9,879,319	15,615,544	2,400,065
Investment in associated companies	(900)	(81,293)	(154,476)	(23,743)	(364,486)	(235,769)	(36,237)
Proceeds from disposal of investment in associated company and long-term investments	249,569	340,435	—	—	249,569	350,418	53,858
Transfer (to)/ from restricted cash	(713,162)	(22,341)	359,997	55,331	(2,140,421)	(394,021)	(60,560)
Placement/rollover of matured time deposits	(6,818,322)	(13,084,711)	(8,183,371)	(1,257,761)	(20,367,430)	(33,984,148)	(5,223,268)
Proceeds from maturities of time deposits	3,911,939	8,035,982	7,409,214	1,138,775	16,377,449	22,429,597	3,447,366
Net change in other assets	515	(566,205)	(797,504)	(122,574)	(354,519)	(1,799,593)	(276,594)
Net cash used in investing activities	(4,607,219)	(966,535)	(3,634,737)	(558,649)	(14,001,814)	(13,249,291)	(2,036,382)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loans	3,815,678	16,590,069	18,172,348	2,793,039	11,354,866	61,333,209	9,426,742
Payment of short-term bank loans	(3,005,010)	(16,133,060)	(17,197,778)	(2,643,250)	(9,860,110)	(58,228,239)	(8,949,516)
Capital contribution from noncontrolling interests and redeemable noncontrolling interests shareholders	—	60,000	40,000	6,148	4	911,500	140,095
Repurchase of shares	—	(933,861)	(436,630)	(67,109)	(1,199,102)	(2,061,591)	(316,862)
Dividends paid to shareholders	(692,524)	(735,611)	(624,395)	(95,968)	(2,546,165)	(3,257,607)	(500,685)
Net cash provided by /(used in) financing activities	118,144	(1,152,463)	(46,455)	(7,140)	(2,250,507)	(1,302,728)	(200,226)

Effect of exchange rate changes on cash held in foreign currencies	68,025	26,764	(11,644)	(1,790)	132,067	(12,578)	(1,933)
Net increase/ (decrease) in cash and cash equivalents	957,696	(436,978)	188,618	28,991	(631,988)	(2,675,359)	(411,195)
Cash and cash equivalents, beginning of the period	4,481,803	3,012,500	2,575,522	395,850	6,071,487	5,439,499	836,036
Cash and cash equivalents, end of the period	5,439,499	2,575,522	2,764,140	424,841	5,439,499	2,764,140	424,841

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	119,585	1,212,178	(238,447)	(36,649)	1,097,178	2,712,875	416,961
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	260,277	259,593	293,194	45,063	260,277	293,194	45,063

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	8,959,140	8,111,652	8,004,352	1,230,246	27,980,491	36,281,642	5,576,386
E-commerce	1,691,235	2,667,450	4,653,652	715,253	4,541,744	11,670,416	1,793,710
Advertising services	664,815	631,446	736,597	113,213	2,152,379	2,408,823	370,230
E-mail and others	783,830	1,067,241	1,213,035	186,440	3,504,230	3,741,138	575,002
Total net revenues	12,099,020	12,477,789	14,607,636	2,245,152	38,178,844	54,102,019	8,315,328

Cost of revenues:
Online game services	(3,516,965)	(3,039,004)	(3,087,192)	(474,493)	(9,974,146)	(13,473,339)	(2,070,814)
E-commerce	(1,479,283)	(2,361,429)	(4,310,338)	(662,487)	(3,986,871)	(10,464,714)	(1,608,397)
Advertising services	(223,018)	(202,208)	(212,488)	(32,659)	(749,652)	(797,892)	(122,634)
E-mail and others	(416,475)	(927,573)	(1,253,007)	(192,584)	(1,804,363)	(3,453,381)	(530,775)
Total cost of revenues	(5,635,741)	(6,530,214)	(8,863,025)	(1,362,223)	(16,515,032)	(28,189,326)	(4,332,620)

Gross profit/ (loss):
Online game services	5,442,175	5,072,648	4,917,160	755,753	18,006,345	22,808,303	3,505,572
E-commerce	211,952	306,021	343,314	52,766	554,873	1,205,702	185,313
Advertising services	441,797	429,238	524,109	80,554	1,402,727	1,610,931	247,596
E-mail and others	367,355	139,668	(39,972)	(6,144)	1,699,867	287,757	44,227
Total gross profit	6,463,279	5,947,575	5,744,611	882,929	21,663,812	25,912,693	3,982,708

Gross profit/ (loss) margin:
Online game services	60.7%	62.5%	61.4%	61.4%	64.4%	62.9%	62.9%
E-commerce	12.5%	11.5%	7.4%	7.4%	12.2%	10.3%	10.3%
Advertising services	66.5%	68.0%	71.2%	71.2%	65.2%	66.9%	66.9%
E-mail and others	46.9%	13.1%	(3.3)%	(3.3)%	48.5%	7.7%	7.7%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.5063 on the last trading day of December 2017 (December 29, 2017) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	114,539	202,887	248,433	38,183	444,187	820,281	126,075
Operating expenses
- Selling and marketing expenses	14,724	22,949	29,925	4,599	52,689	95,382	14,660
- General and administrative expenses	71,201	147,037	165,827	25,487	238,750	581,337	89,350
- Research and development expenses	73,511	124,587	149,116	22,919	254,505	507,263	77,965

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	3,683,100	2,527,449	1,285,613	197,595	11,604,520	10,707,939	1,645,782
Add: Share-based compensation	273,975	497,460	593,301	91,188	990,131	2,004,263	308,050
Impairment on investment	—	—	—	—	266,659	—	—
Non-GAAP net income attributable to the Company’s shareholders	3,957,075	3,024,909	1,878,914	288,783	12,861,310	12,712,202	1,953,832

Non-GAAP basic earnings per share	1.21	0.92	0.57	0.09	3.92	3.86	0.59
Non-GAAP basic earnings per ADS	30.15	22.96	14.30	2.20	97.98	96.59	14.85
Non-GAAP diluted earnings per share	1.20	0.91	0.57	0.09	3.89	3.83	0.59
Non-GAAP diluted earnings per ADS	29.88	22.80	14.19	2.18	97.22	95.86	14.73

The accompanying notes are an integral part of this press release.